Sabadell Securities USA, Inc.

**Financial Statements and Supplemental Schedule
Pursuant to Rule 17a-5 of the Securities and
Exchange Commission
December 31, 2018**







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SABADELL SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Avenue, Suite 3010
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN SINGER 561-784-8922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP Stephen H. Nesi
(Name – *if individual, state last, first, middle name*)

1441 Brickell Avenue, Suite 1100	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Virginia Labiste, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SABADELL SECURITIES USA, INC., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEJANDRA SUAREZ
MY COMMISSION EXPIRES OCTOBER 22, 2021
#GG 153651
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sabadell Securities USA, Inc.
Index
December 31, 2018

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6–9
Supplemental Schedule	
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	10
Other Information	
Sabadell Securities USA, Inc.'s Exemption Report	11
Report of Independent Public Accountants on Sabadell Securities USA, Inc.'s Exemption Report	12
Report of Independent Public Accounting Firm on the General Assessment Reconciliation (Form SIPC-7T) Required by Rule 17a-5(e) (4) of the Securities and Exchange Commission	13–14



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Sabadell Securities USA, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sabadell Securities USA, Inc. as of December 31, 2018, and the related statements of operations, of changes in stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with

PricewaterhouseCoopers LLP, 401 East Las Olas Blvd., Suite 1800, Fort Lauderdale, FL 33301
T: (954) 764 7100, F: (954) 525 4453, www.pwc.com/us



Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Company's auditor since 2009.

Sabadell Securities USA, Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	4,339,622
Deposit with clearing broker		250,000
Deferred tax asset, net		62,324
Prepaids and other assets		66,172
Total assets	$	4,718,118

Liabilities and Stockholder's Equity

Accrued expenses and other liabilities	$	175,038
Total liabilities		175,038
Stockholder's equity		
Common stock, $10 par value, 1,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		790,000
Retained earnings		3,743,080
Total stockholder's equity		4,543,080
Total liabilities and stockholder's equity	$	4,718,118

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Statement of Operations
Year Ended December 31, 2018

Revenues		
Commissions	$	2,478,046
Other income		73,591
Total revenues		2,551,637
Expenses		
Salaries and benefits		1,020,650
Fees and services		835,589
Professional fees		179,340
Telecommunications and data processing		58,880
Other expenses		37,196
Occupancy		22,476
Interest expense		5,966
Total expenses		2,160,097
Income before income taxes		391,540
Income tax expense		99,248
Net income	$	292,292

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2017	1,000	$ 10,000	$ 790,000	$ 3,450,788	$ 4,250,788
Net income				292,292	292,292
Balances at December 31, 2018	1,000	$ 10,000	$ 790,000	$ 3,743,080	$ 4,543,080

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities		
Net income	$	292,292
Adjustments to reconcile net income to net cash provided by operating activities		
Deferred tax benefit		5,037
Changes in		
Prepaids and other assets		(17,665)
Accrued expenses and other liabilities		4,733
Net cash provided by operating activities		284,397
Net increase in cash, cash equivalents, and restricted cash		284,397
Cash, cash equivalents, and restricted cash		
Beginning of year		4,305,225
End of year	$	4,589,622
Supplemental cash flow disclosures		
Cash paid		
Interest	$	5,966
Income taxes		109,500
Reconciliation of cash, cash equivalents, and restricted cash reported within the Statement of Condition		
Cash and cash equivalents	$	4,339,622
Restricted cash - deposit with clearing broker		250,000

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Notes to the Financial Statements
December 31, 2018

1. **Organization and Summary of Significant Accounting Policies**

   Sabadell Securities USA, Inc. (the "Company"), a wholly owned subsidiary of Banco Sabadell S.A., was incorporated on May 23, 2008, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's registration with FINRA was effective as of May 21, 2009. The operations start date was February 24, 2010, upon receiving approval from the Federal Reserve to commence operations. On October 26, 2010, the Company received FINRA approval for an expansion of certain business lines including: mutual fund retailer, municipal securities broker, private placements of securities, and investment advisory services.

   The Company provides introductory brokerage and investment services primarily for Banco Sabadell S.A. and its subsidiaries. Custody of securities owned by customers of the Company and all securities transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statement of operations.

   Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents and Deposit with Clearing Broker
   Cash consists of cash in banks, money market funds and firm margin accounts at the clearing institution. There is also a deposit held with the clearing institution in accordance with the clearing agreement. These funds are considered restricted cash and are presented in the Statement of Financial Condition as deposit with clearing broker.

   Customers' Securities Transactions
   Customers' securities transactions and the related riskless principal trading, commissions, brokerage fees revenues, and expenses are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Receivable from customers and payable to brokers, if any, represent security transactions that have not settled.

   Income Taxes
   The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to account for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. Deferred tax assets are required to be reduced by a valuation allowance to the extent that management believes it is more likely than not that the deferred tax asset will not be realized.

The Company recognizes tax benefits from uncertain tax positions when it is more likely than not that the related tax positions will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the tax positions. An uncertain tax position is a position taken in a previously filed tax return or a position expected to be taken in a future tax return that is not based on clear and unambiguous tax law. The Company measures tax benefits related to uncertain tax positions based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. If the initial assessment fails to result in recognition of a tax benefit, the Company subsequently recognizes a tax benefit if (i) there are changes in tax law or case law that raise the likelihood of prevailing on the technical merits of the position to more-likely-than-not, (ii) the statute of limitations expires, or (iii) there is a completion of an examination resulting in a settlement of that tax year or position with the appropriate agency. The Company would recognize interest and penalties related to unrecognized tax positions in the provision for income taxes and other liabilities. Management has identified no uncertain tax positions at December 31, 2018.

Net Capital Requirements
The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $4,332,051, which was $4,320,382 in excess of the minimum amount required.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k) (2) (ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

2.   **Cash Segregated Under Federal Regulations**

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers. The Company claims exemption from the provisions of Rule 15c3-3 pursuant to the provisions of subparagraph k (2) (ii).

Recently Adopted Accounting Pronouncements

Revenue
In May 2014, the FASB issued new guidance related to revenue from contracts with customers. This guidance supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Accounting Standards Codification. The guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This guidance, which does not apply to financial instruments, is effective for annual reporting periods beginning after December 15, 2017. It also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts

The adoption of this standard did not have an impact on the Company's financial condition, results of operations or cash flows, as the satisfaction of performance obligations under the new guidance is consistent with the Company's previous revenue recognition policies. The new guidance does not apply to revenue associated with financial instruments, such as interest income, which is accounted for under other accounting standards.

Statement of Cash Flows — Restricted Cash
In November 2016, the FASB issued a guidance related to the classification and presentation of changes in restricted cash on the Statement of Cash Flows. Under the new guidance, an entity should present in their Statement of Cash Flows the changes during the period in the total cash and cash equivalents and amounts described as restricted cash or restricted cash equivalents when reconciling the beginning of period and ending of period total amounts shown on the statement of cash flows.

The Company adopted this guidance on a retrospective basis. The Company's restricted cash and cash equivalents is related to a deposit with a clearing broker. As a result of the adoption, changes in restricted cash and cash are now presented with changes in cash and cash equivalents throughout the statements of cash flows. The amount of restricted cash and cash equivalents is included in a separate table in the statements of cash flows.

Balances at December 31, 2017		
Cash and cash equivalents	$	4,055,225
Restricted cash - deposit with clearing broker		250,000
		4,305,225
Reconciliation of cash, cash equivalents, and restricted cash		
reported within the Statement of Cash Flows		
Net increase in cash, cash equivalents, and restricted cash		284,397
Balances at December 31, 2018	$	4,589,622

3.   **Related Party Transactions**

The Company entered into a Management Agreement with Banco Sabadell S.A. – Miami Branch (the "Branch") that commenced on May 1, 2009 and is periodically reviewed and amended as of January 1, 2017. Under this agreement, Rent, IT Support, HR Support and Administration & other general services were paid to the Branch and are considered related party transactions.

Included in the statement of operations are revenues and expenses resulting from various securities trading with certain affiliates, as well as fees for administrative services performed by the Company under the terms of various agreements.

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2018:

Revenues		
Commissions	$	2,109,050
Total revenues	$	2,109,050
Expenses		
Salaries and benefits	$	1,020,650
Other expenses		26,400
Telecommunications and data processing		25,200
Occupancy		22,476
Total expenses	$	1,094,726

4.   **Income Taxes**

The components of the income tax provision are as follows for the year ended December 31, 2018:

Current		
Federal	$	73,770
State		20,441
		94,211
Deferred		
Federal		4,174
State		863
		5,037
Income tax expense	$	99,248

At December 31, 2018, the Company's deferred tax asset (liability) consists of the following tax-effected temporary differences:

Deferred tax assets		
Accrued professional fees	$	44,208
Capitalized start-up expenditures		28,187
Total deferred tax asset		72,395
Deferred tax liability		
Prepaid expenses		(10,071)
Total deferred tax liability		(10,071)
Net deferred tax asset	$	62,324

The deferred tax provision consists of income tax related to differences between the tax basis of assets and liabilities and their financial reporting amounts.

Subsequent Events

Subsequent events have been evaluated through the date that the financial statements were available to be issued on February 28, 2019. The Company has not identified any events that would require disclosure or have a material impact on the financial position, result of operations or cash flow of the Company as of and for the year ended December 31, 2018.

Supplemental Schedule

Sabadell Securities USA, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018   Schedule I

Computation of net capital

Total stockholder's equity	$ 4,543,080
Deductions/charges	
Nonallowable assets	
Deferred tax asset	62,324
Prepaid expenses	44,268
Other assets	18,442
Other securities	85,995
Total deductions and/or charges	211,029
Net capital	4,332,051

Computation of basic net capital requirement

Minimum net capital required	11,669
Excess of net capital	$ 4,320,382

Computation of aggregate indebtedness

Items included in statement of financial condition

Accrued expenses and other liabilities	$ 175,038
Total aggregate indebtedness	$ 175,038
Ratio of aggregate indebtedness to net capital	4.04%

The Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph k (2) (ii).

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2018.



Sabadell Securities   Sabadell Financial Center   T +1 786 587 1600
1111 Brickell Avenue
Suite 3010
Miami, FL 33131

SabadellSecurities

Sabadell Securities USA, Inc.'s Exemption Report

Sabadell Securities USA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Sabadell Securities USA, Inc.

I, Virginia Labiste, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



President and Chief Executive Officer

February 28, 2019





Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Sabadell Securities USA, Inc.

We have reviewed Sabadell Securities USA, Inc.'s assertions, included in the accompanying Sabadell Securities USA, Inc. exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 28, 2018



Report of Independent Accountants

To Management and the Board of Directors of Sabadell Securities USA, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Sabadell Securities USA, Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Sabadell Securities USA, Inc. for the year ended December 31, 2018, solely to assist the specified parties in evaluating Sabadell Securities USA, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Sabadell Securities USA, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: payment dated July 24, 2018 in the amount of $1,631 compared to the completed ACH Transactions Details Report (confirmation #02441895) provided by the Accounting Manager, noting no differences, and the payment dated January 25, 2019 in the amount of $1,520 compared to the completed ACH Transactions Details Report (confirmation #02846624) provided by the Accounting Manager, noting no differences.

2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 for the year ended December 31, 2018 to the Total revenue amount of $2,551,637, reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2018, noting a $1 difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the deduction on line 2c (3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $445,218 to the sum of the "Clearing Charges" and "Pershing Administrative Charges" trial balance accounts on the December 31, 2018 trial balance provided by the Controller, noting a $1 difference.

    b. Compared deduction on line 2c (9i), Total interest and dividend expense of $5,966 to the trial balance account "Interest Expense" on the December 31, 2018 trial balance provided by the Controller, noting no differences.

PricewaterhouseCoopers LLP, 401 East Las Olas Blvd., Suite 1800, Fort Lauderdale, FL 33301
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4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $2,100,453 and $3,151, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of the deductions on line 2c(3), Commissions, floor brokerage and clearance paid to the other SIPC members in connection with securities transactions of $445,218, noting a $1 difference;

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Sabadell Securities USA, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2019